Exhibit 3.1

FIRST AMENDMENT

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

FOUR CORNERS PROPERTY TRUST, INC.

The Board of Directors of Four Corners Property Trust, Inc., a Maryland corporation (the “Corporation”), by unanimous consent given in writing or by electronic transmission in lieu of holding a meeting and in accordance with the Maryland General Corporation Law and the Second Amended and Restated Bylaws of the Corporation, adopted as of March 9, 2023 (the “Bylaws”), approved and adopted as of May 30, 2023 the following amendments to the Bylaws to be effective as of May 30, 2023:

1.	Article XV of the Bylaws (Forum for Adjudication of Disputes) is hereby deleted in its entirety.

2.	Article XVI of the Bylaws (Miscellaneous) is hereby re-numbered sequentially as Article XV.